SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                         Victor Ebner Enterprises, Inc.
                         ------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)


                                  92586P 10 3
                                  -----------
                                 (CUSIP Number)


                                Christian Ebner
                                54 Rue du Stand
                                 1204 Geneve 1
                                  Switzerland
                                  -----------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 10, 2001
                                 -------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP No. 92586P 10 3                  13D/A                   Page 2 of 5 Pages
---------------------                                          -----------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Christian Ebner
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

CUSIP No. 92586P 10 3                  13D/A                   Page 3 of 5 Pages
---------------------                                          -----------------

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
Item 1. Security and Issuer.

         This statement of beneficial ownership on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.001 per share
(the "Common Stock"), of Victor Ebner Enterprises, Inc. (formerly known as College Software, Inc.), a Florida corporation (the "Company"), with its executive office address as c/o Troutman Sanders Mays & Valentine LLP, 1660 International Drive, Suite 600, McLean, Virginia 22102. On June 10, 2001, Mr. Ebner sold 2,800,000 shares of the Company's Common Stock to Vincent Bon for $2,800.00.

Item 2.  Identity and Background

         (a) - (c) This Statement is filed by Christian Ebner, a Swiss citizen whose address is 54 Rue du Stand, 1204 Geneve, Switzerland. Mr. Ebner is President of the Company.

         (d) - (e) During the last five years, Mr. Ebner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Switzerland.

CUSIP No. 92586P 10 3                  13D/A                   Page 3 of 5 Pages
---------------------                                          -----------------

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         To sell 2,800,000 shares of the Company's Common Stock.

         Except as set forth above, or incorporated by reference in this Statement, Mr. Ebner does not have any current plans or proposals that relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As a result of its ownership of the Company's Common Stock, Christian Ebner is the beneficial owner of 10,000,000 shares of Common Stock, representing 68.2% of the outstanding shares of Common Stock.

         (b) Mr. Ebner has the sole power to vote or direct the voting and the sole power to dispose or direct the disposition of 10,000,000 shares of Common Stock.

         (c) Mr. Ebner received 12,800,000 shares on May 31, 2001 in connection with the purchase of Victor Ebner Enterprises Incorporated, a New York corporation, by the Company.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and among such persons and any other person with respect to any securities of the issuer.

CUSIP No. 92586P 10 3                  13D/A                   Page 5 of 5 Pages
---------------------                                          -----------------

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE
                                    ---------

         After reasonable injury and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                     By:  /s/ Christian Ebner
                                                         --------------------
                                                           Christian Ebner

June 18, 2001
-------------
    Date



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).